

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 27, 2009

Mr. Wiktor Musial
President, Principal Executive Officer, Principal Financial Officer
TAMM Oil and Gas Corp.
Suite 405, 505 8th Ave., SW
Calgary, Alberta Canada T2P 1G2

   Re: TAMM Oil and Gas Corp.
     Form 10-K for the Fiscal Year Ended March 31, 2008
     Filed July 14, 2008
     File No. 000-52881

Dear Mr. Musial:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Christopher J. White
         Branch Chief